NEWS RELEASE

March 12, 2014	Release 02-2014

WESTERN COPPER AND GOLD AND SELKIRK FIRST NATION SIGN AGREEMENT FOR CASINO

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) and the Selkirk First Nation (“Selkirk”) wish jointly to announce that Western’s wholly-owned subsidiary, Casino Mining Corp. (“CMC”) and Selkirk have entered into an initial Agreement for Co-Operation in Project Assessment and Other Matters (the “Agreement”) relating to the Casino Project.

The Casino Project Proposal was submitted to the Yukon Environmental and Socio-economic Assessment Board on January 3, 2014. The Casino Project is located primarily within Selkirk’s Traditional Territory.

The Agreement commits the parties to work cooperatively to review, evaluate and discuss the Casino Project, provides for the establishment of a technical working group and lays the foundation for establishing future agreements and protocols relating to the Project.

Paul West-Sells, President of CMC, stated: “I am pleased that we have accomplished this first step in our relationship with Selkirk and look forward to working together as we bring the Casino Project forward.”

Selkirk First Nation Chief Kevin McGinty added: “Our first concern is that this Project should proceed in ways that are environmentally responsible. This Agreement provides Selkirk with a central role in working with Casino management to ensure that the plans for this Project meet Selkirk’s expectations for environmental performance while also providing long-term economic and other benefits and opportunities for our First Nation and our Citizens.”

ABOUT SELKIRK FIRST NATION

Selkirk First Nation’s principal community is situated in Pelly Crossing, about halfway between Whitehorse and Dawson City and approximately 115 km east of the Casino Project. Selkirk is a self-governing Yukon First Nation and has treaty and other rights and interests throughout its Traditional Territory.

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TSX: WRN
NYSE MKT: WRN

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company, through its subsidiary Casino Mining Corporation, has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Investor Relations’ Chris Donaldson or Julie Kim Pelly, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the results of the positive Feasibility Study on Casino; the technical and financial viability of mining, leaching and processing operations at Casino; the economic potential of the Casino mineral deposit; the existence and size of the mineral deposit at Casino; timing and amount of estimated future production; environmental approvals; permit applications for road and mine construction; ability to secure financing for mine construction and development on acceptable terms. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking information in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements and information are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing and obtaining of permitting and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of Western’s operations. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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NYSE MKT: WRN